Exhibit 99.1

STANTEC INC.

LONG TERM INCENTIVE PLAN

1.	Purpose.

The purpose of the Stantec Inc. Long Term Incentive Plan (the “Plan”) is to strengthen Stantec Inc., a corporation incorporated under the Canada Business Corporations Act (the “Company”), by providing an incentive to the employees of the Company and the employees of its Subsidiaries and thereby encouraging them to devote their abilities and industry to the success of the Company’s and its Subsidiaries’ business enterprises. It is intended that this purpose be achieved by extending to Eligible Individuals an added long-term incentive through the grant of Options, Share Appreciation Rights, Dividend Equivalent Rights, Restricted Share Units and Performance Awards. Prior Plan Options granted under the Prior Stock Option Plan prior to the Effective Date of this Plan shall continue to be governed by the terms of the Prior Stock Option Plan and the terms of the Prior Stock Option Plan Agreements, but no additional Prior Plan Options shall be granted under the Prior Stock Option Plan after the Effective Date of this Plan.

2.	Administration of the Plan.

2.1	Committee Composition; Powers.

(a)

The Plan shall be administered by the Corporate Governance and Compensation Committee (the “Committee”) of the Board. The members of the Committee shall serve at the pleasure of the Board, which shall have the power at any time, or from time to time, to remove members from the Committee or to add members thereto. Each member of the Committee shall be a Nonemployee Director and shall satisfy all applicable stock exchange requirements. The Committee shall construe and interpret the Plan, establish such operating guidelines and rules as it deems necessary for the proper administration of the Plan and make such determinations and take such other action in connection with the Plan as it deems necessary and advisable. It shall determine the Eligible Individuals to whom, and the time or times at which, Awards shall be granted; the number of Shares to be subject to each Award; the terms and conditions of each Award; and the treatment of Awards granted to Eligible Individuals during leaves of absence. Any such construction, interpretation, rule, determination or other action taken by the Committee pursuant to the Plan shall be final, binding and conclusive on all interested parties, including, without limitation, the Company and all Grantees.

(b)

With respect to Awards that are intended to be 162(m) Awards, the Committee shall at all relevant times as provided under this Plan be comprised of at least two individuals (or a majority if more than two then serve on the Committee) each of whom qualifies as an “outside director” within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder.

(c)	In its sole discretion, the Committee may delegate:

i.	any administrative or ministerial duties or non-material determinations under the Plan, and

ii.

any determinations under the Plan that do not relate to Executive Officers, to any person (including one or more Eligible Individuals) it deems appropriate, provided, however, that the Committee may not delegate any duties that it is required to discharge to comply with Section 162(m) of the Code or any other applicable law.

2.2	Committee Action.

Subject to the additional requirements of Section 2.1(b) relating to 162(m) Awards, actions by a majority of the Committee at a meeting at which a quorum is present, or actions approved in writing by all of the members of the Committee, shall be the valid acts of the Committee. No member of the Board or the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Award granted under it.

3.	Maximum Number of Shares Subject to Plan.

3.1	Number of Shares Authorized for Issuance.

(a)

Subject to any adjustment as provided in the Plan, the Shares to be issued under the Plan may be, in whole or in part: (i) authorized but unissued Shares; (ii) Shares which have been acquired by or on behalf of a trust established by either the Company or a Subsidiary and held for future delivery; or (iii) Shares acquired by delivery of cash to a broker to acquire Shares on behalf of Eligible Individuals.

(b)

The aggregate number of Shares that may be made the subject of Awards granted under the Plan shall not exceed 2,500,000 Shares, which number includes: (i) the approximately 743,570 Shares that, on the date the Plan is approved by the Company’s shareholders, are available to be granted under the Prior Stock Option Plan but which are not then subject to Prior Plan Options, and (ii) any Shares subject to Prior Plan Options that, on or after the date the Plan is approved by the Company’s shareholders, cease for any reason to be subject to such Prior Plan Options other than by reason of exercise or settlement of the Prior Plan Options to the extent the Prior Plan Options are exercised for Shares.

(c)	The aggregate number of Shares that may be the subject of Performance Share Units or Restricted Share Units under the Plan shall not exceed 500,000 Shares.

(d)

The aggregate dollar amount of cash and the Fair Market Value or the VWAP, as applicable, (at the time of issuance of the applicable 162(m) Award) of Shares that may be made the subject of 162(m) Awards, designated in dollars granted in any calendar year to any U.S. Grantee, shall not exceed U.S. $4,000,000 in any calendar year.

(e)

The number of Shares issuable to Insiders, on an aggregate basis, at any time, under all Security Based Compensation Arrangements of the Company, shall not exceed 10% of the Company’s issued and outstanding Shares.

(f)

The number of Shares issued to Insiders, on an aggregate basis, within any one-year period, under all Security Based Compensation Arrangements of the Company, shall not exceed 10% of the Company’s issued and outstanding Shares.

(g)

The maximum number of Shares that may be issued as set forth in this Section 3.1 shall not be affected by (i) the payment in cash of dividends or dividend equivalents in connection with outstanding Awards; (ii) the granting or payment of share-denominated Awards that by their terms may be settled only in cash; or (iii) Awards that are granted in connection with a transaction between the Company or a Subsidiary and another entity or business in substitution or exchange for, or conversion adjustment or replacement of, awards previously granted by such other entity to any individuals who have become Eligible Individuals as a result of such transaction, provided that such grant does not contravene Sections 3.1(e) and 3.1(f).

3.2	Calculating Shares Available.

(a)	Upon the granting of an Award, the number of Shares available under this Section 3 for the granting of further Awards shall be reduced as follows:

i.

In connection with the granting of an Award (other than the granting of a Dividend Equivalent Right), the number of Shares available under this Section 3 for the granting of further Awards shall be reduced by the number of Shares in respect of which the Award is granted or denominated.

ii.

In connection with the granting of a Dividend Equivalent Right, the number of Shares available under this Section 3 shall not be reduced; provided, however, that if Shares are issued in settlement of a Dividend Equivalent Right, the number of Shares available for the granting of further Awards under this Section 3 shall be reduced by the number of Shares so issued.

(b)

Whenever any outstanding Award or portion thereof expires, is canceled, is settled in cash or is otherwise terminated for any reason without having been exercised or payment having been made in respect of the entire Award, the Shares allocable to the expired, canceled, settled or otherwise terminated portion of the Award may again be made the subject of Awards granted under the Plan. In addition, upon settlement of a Share Appreciation Right in Shares, the excess of the number of Shares covered by the Share Appreciation Right over the number of Shares issued in settlement of the Share Appreciation Right may again be made the subject of Awards granted under the Plan.

4.	Options.

4.1	Grant.

The Committee, from time to time, subject to the terms and provisions of the Plan, may grant Options to an Eligible Individual. In determining the Eligible Individuals to whom Options shall be granted and the number of Shares to be covered by each Option, the Committee may take into account the nature of the services rendered by such Eligible Individual, his or her present and potential contribution to the success and growth of the Company and its Subsidiaries, and such other factors as the Committee, in its discretion, shall deem relevant.

4.2	Option Requirements.

The Options granted pursuant to this Section 4 shall be authorized by the Committee and shall be evidenced by an Agreement, which Agreement shall include the following terms and conditions:

(a)	Grantee. Each Agreement shall state the name of the Grantee to whom the Option has been granted.

(b)	Number of Shares. Each Agreement shall state the number of Shares to which that Option pertains.

(c)

Option Price and Vesting Criteria. Each Agreement shall state the Option Price, which shall be not less than one hundred percent (100%) of the Fair Market Value of the Shares on the date of grant of such Option. The Agreement shall also state the vesting conditions that will be applied to such Option.

(d)

Term. Except as otherwise provided in Section 4.3, each Option granted pursuant to this Section 4 shall be granted for a period to be determined by the Committee, but in no event shall the term exceed ten (10) years. However, each Option shall be exercisable only during such portion of its term as the Committee shall determine and, subject to

Section 9, only if the Grantee is employed by the Company or a Subsidiary at the time of such exercise. The Committee may, subsequent to the granting of an Option, extend the exercise period thereof, but in no event shall the exercise period, as so extended, exceed the earlier of: (i) the latest date upon which the Option, by its original terms, could have expired under any circumstances (including the circumstances described in Section 4.2(f)), or (ii) the tenth anniversary of the date of grant of the Option.

(e)	Performance Objectives. Each Agreement shall state, if so determined by the Committee in its sole discretion, that the Option is intended to be a Performance Award or a 162(m) Award.

(f)

Exercise of Option. Each Grantee shall have the right to exercise his or her Option at the time or times and in the manner specified in the Plan and/or in the Agreement evidencing such Option. The Committee may accelerate the exercisability of an Option granted to a Grantee or any portion thereof, at any time. Notwithstanding anything to the contrary contained in this Plan, unless otherwise specified in the Agreement evidencing the Option, if an Option (other than an Incentive Stock Option) expires outside of a Trading Window, then the expiration of the term of such Option shall be the later of: (i) the date the Option would have expired by its original terms (including the terms set forth in Section 9 of this Plan), or (ii) the end of the tenth trading day of the immediately succeeding Trading Window during which the Company would allow the Grantee to trade in its securities; provided, however, that in no event shall an Incentive Stock Option expire later than the tenth anniversary of the date of grant of the Incentive Stock Option.

4.3	Types of Stock Options.

The Options granted under the Plan may be Nonqualified Stock Options or Incentive Stock Options. Incentive Stock Options may be granted only to Eligible Individuals who are employees of the Company or its “parent corporation” or a “subsidiary corporation” (as such terms are defined in Section 424 of the Code). Notwithstanding anything to the contrary contained in this Section 4, no Incentive Stock Option shall be granted to an individual owning shares possessing more than ten percent (10%) of the total combined voting power of the Company, or its parent corporation or subsidiary corporations unless: (i) the Option Price is equal to at least one hundred ten percent (110%) of the Fair Market Value of the Shares at the date such Option is granted, and (ii) such Option by its terms is not exercisable after the expiration of five years from the date such Option is granted. Further, the aggregate Fair Market Value (determined at the time the Option is granted) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Grantee during any calendar year (under all such plans of the Company and its subsidiary corporations) shall not exceed U.S. $100,000.

4.4	Method of Exercise of Options.

(a)

Options shall be exercised pursuant to the terms of such Option as set forth in the applicable Agreement and pursuant to the terms of the Plan, by giving written notice of exercise to the Company at its principal place of business or other address designated by the Company or in such other manner as is acceptable to the Committee, in its discretion, specifying the number of Shares with respect to which the Option is being exercised. Payment of the Option Price for the number of Shares specified in the notice of exercise, in the form of cash, personal or certified cheque, bank draft or other property acceptable to the Committee, shall accompany the notice of exercise. From time to time, the Committee may establish procedures relating to the exercise of Options, including: procedures for cashless exercises, including through a registered broker-dealer; the minimum number of Shares or dollar values to be delivered with respect to a particular exercise transaction; telephonic, web-based or mail exercise and delivery notification and procedures; payment procedures; and other matters. No fractional Shares (or cash in lieu thereof) shall be issued as a result of exercising an Option. The Company shall make delivery of such Shares as soon as possible; provided, however, that if any law or regulation or securities exchange rule requires the Company to take action with respect to the Shares specified in the notice of exercise before issuance thereof, the date of delivery of such Shares shall then be extended for the period necessary to take such action.

(b)

If the Committee, in its discretion, determines that a cashless exercise procedure should be associated with a grant of Options, then the written notice of exercise associated with such Options shall state the intention of the Grantee to exercise the said Options (or portions thereof) for a cash payment from the Company. The Committee may, in its discretion, adopt different procedures to effect a cashless exercise of Options held by Canadian Grantees and those held by U.S. Grantees.

4.5	Non-Transferability of Options.

Each Option granted to a Grantee is non-assignable and non-transferable and, except as otherwise permitted under this Plan, shall be exercisable only by the Grantee.

5.	Share Appreciation Rights.

5.1	Grant.

The Committee may, from time to time, subject to the terms and provisions of the Plan, may, either alone or in connection with the grant of an Option, grant Share Appreciation Rights to an Eligible Individual, the terms and conditions of which shall be set forth in an Agreement. A Share Appreciation Right may be granted: (i) if unrelated to an Option, at any time, or (ii) if related to an Option, at the time of grant of the related Option.

5.2	Share Appreciation Right Related to an Option.

If granted in connection with an Option, a Share Appreciation Right shall cover the same Shares covered by the Option (or such lesser number of Shares as the Committee may determine) and shall, except as provided in this Section 5, be subject to the same terms and conditions as the related Option. The Share Appreciation Right granted in connection with an Option provides a right to surrender to the Company for cancellation, in whole or in part, the unexercised Option and receive from the Company the amount payable described in subsection (b) below.

(a)

Exercise. A Share Appreciation Right granted in connection with an Option shall be exercisable at such time or times and only to the extent that the related Options are exercisable, and, subject to Section 9, only if the Grantee is employed by the Company or a Subsidiary at the time of such exercise, and will not be transferable except to the extent the related Option may be transferable. From time to time, the Committee may establish procedures relating to the exercise of Share Appreciation Rights granted in connection with Options, including: the minimum number of Shares or dollar values to be delivered with respect to a particular exercise transaction; telephonic, web-based or mail exercise and delivery notification and procedures; payment procedures; and other matters. A Share Appreciation Right granted in connection with an Option shall be exercisable only if the Fair Market Value of a Share on the date of exercise exceeds the Option Price of such Option.

(b)

Amount Payable. Upon the exercise of a Share Appreciation Right granted in connection with an Option, the Grantee shall be entitled to receive an amount determined by multiplying: (i) the excess of the Fair Market Value per Share at the date of exercise of such Share Appreciation Right (in accordance with established exercise procedures and, in the case of a Share Appreciation Right granted to a U.S. Grantee, as determined in accordance with the requirements of Section 409A of the Code and the U.S. Treasury Regulations promulgated thereunder) over the Option Price under the related Option, by

(ii) the number of Shares as to which such Share Appreciation Right is being exercised. Notwithstanding the foregoing, the Committee may limit in any manner the amount payable with respect to any Share Appreciation Right by including such a limit in the Agreement evidencing the Share Appreciation Right at the time it is granted.

(c)

Treatment of Related Options and Share Appreciation Rights Upon Exercise. Upon the exercise of a Share Appreciation Right granted in connection with an Option, the Option shall be canceled (i.e., surrendered to the Company) to the extent of the number of Shares as to which the Share Appreciation Right is exercised, and upon the exercise of an Option granted in connection with a Share Appreciation Right, the Share Appreciation Right shall be canceled (i.e., surrendered to the Company) to the extent of the number of Shares as to which the Option is exercised.

5.3	Stock Appreciation Right Unrelated to an Option.

A Stock Appreciation Right unrelated to an Option shall cover such number of Shares as the Committee shall determine in its discretion.

(a)

Terms; Duration. The Agreement evidencing the grant of Share Appreciation Rights unrelated to Options shall contain such terms and conditions as to exercisability, vesting and duration as the Committee shall determine, but in no event shall they have a term of greater than ten (10) years. However, each Share Appreciation Right shall be exercisable only during such portion of its term as the Committee shall determine and, subject to Section 9, only if the Grantee is employed by the Company or a Subsidiary at the time of such exercise. Notwithstanding anything to the contrary contained in this Plan, unless otherwise specified in the Agreement evidencing the Share Appreciation Rights unrelated to Options, if a Share Appreciation Right unrelated to an Option expires outside of a Trading Window, then the expiration of the term of such Share Appreciation Right shall be the later of: (i) the date the Share Appreciation Right would have expired by its original terms (including the terms set forth in Section 9 of this Plan), or (ii) the end of the tenth trading day of the immediately succeeding Trading Window during which the Company would allow the Grantee to trade in its securities; provided, however, that in no event shall the Share Appreciation Right expire later than the tenth anniversary of the date of grant of the Share Appreciation Right.

(b)

Amount Payable. Upon exercise of a Share Appreciation Right unrelated to an Option, the Grantee shall be entitled to receive an amount determined by multiplying: (i) the excess of the Fair Market Value per Share at the date of exercise of such Share Appreciation Right (in accordance with established exercise procedures and, in the case of a Share Appreciation Right granted to a U.S. Grantee, as determined in accordance with the requirements of Section 409A of the Code and the U.S. Treasury Regulations promulgated thereunder) over the Fair Market Value of the Shares on the date the Share Appreciation Right was granted, by (ii) the number of Shares as to which the Share Appreciation Right is being exercised. Notwithstanding the foregoing, the Committee may limit in any manner the amount payable with respect to a Share Appreciation Right by including such a limit in the Agreement evidencing the Share Appreciation Right at the time it is granted.

5.4	Non-Transferability of Share Appreciation Rights.

Each Share Appreciation Right granted to a Grantee is non-assignable and non-transferable and, except as otherwise permitted under this Plan, shall be exercisable only by the Grantee.

5.5	Method of Exercise of Share Appreciation Rights.

Share Appreciation Rights shall be exercised by giving written notice of exercise to the Company at its principal place of business or other address designated by the Company or in such other manner as is acceptable to the Committee in its discretion, specifying the number of Shares with respect to which the Share Appreciation Right is being exercised. If requested by the Committee, the Grantee shall deliver the Agreement evidencing the Share Appreciation Right being exercised and the Agreement evidencing any related Option to the Company, which shall endorse thereon a notation of such exercise and return such Agreement to the Grantee.

5.6	Form of Payment.

Payment of the amount determined under Section 5.2(b) or 5.3(b) may be made, in the discretion of the Committee, solely in whole Shares in a number determined at their Fair Market Value on the date of exercise of the Share Appreciation Right, or solely in cash (including by cheque, money order, payroll deposit, or other acceptable form of payment), or in a combination of cash and Shares. If the Committee decides to make full payment in Shares and the amount payable results in a fractional Share, payment for the fractional Share will be made in cash.

6.	Dividend Equivalent Rights.

The Committee, from time to time, subject to the terms and provisions of the Plan, may grant Dividend Equivalent Rights to an Eligible Individual in tandem with an Award, provided that such Award is not an Option. The terms and conditions applicable to each Dividend Equivalent Right shall be specified in the Agreement under which the Dividend Equivalent Right is granted. Amounts payable in respect of Dividend Equivalent Rights may be payable currently or, if applicable, deferred until the lapsing of restrictions on such Dividend Equivalent Rights or until the vesting, exercise, payment, settlement or other lapse of restrictions on the Award to which the Dividend Equivalent Rights relate. In the event that the amounts payable in respect of Dividend Equivalent Rights are to be deferred, the Committee shall determine whether such amounts are to be held in cash or reinvested in Shares or deemed (notionally) to be reinvested in Shares. If amounts payable in respect of Dividend Equivalent Rights are to be held in cash, there may be, if determined by the Committee in its sole discretion, credited at the end of each year (or portion thereof) interest on the amount of the account at the beginning of the year at a rate per annum as the Committee may determine. Dividend Equivalent Rights may be settled in cash or Shares or a combination thereof, in a single installment or multiple installments as determined by the Committee. Notwithstanding the foregoing, with respect to a Dividend Equivalent Right granted in connection with a Share Appreciation Right subject to Section 409A, amounts payable in respect of such Dividend Equivalent Right may not be contingent upon, or otherwise payable on, the exercise of the Share Appreciation Right, and shall be granted in a manner and on such terms as will not result in the related Share Appreciation Right being treated as providing for deferred compensation under Section 409A of the Code and the regulations promulgated thereunder.

7.	Restricted Share Unit Awards

7.1	Grant.

The Committee, from time to time, subject to the terms and provisions of the Plan, may grant Restricted Share Units to an Eligible Individual, which shall be evidenced by an Agreement. Any Award of Restricted Share Units may be made contingent upon such conditions as may be established by the Committee in connection with such Award including, but not limited to, the attainment of Performance Objectives prior to the grant date of the Award. Each Agreement shall contain such restrictions, terms and conditions as the Committee may, in its discretion, determine (including that the Restricted Share Unit is intended to be a Performance Award and/or a 162(m) Award). Unless otherwise provided in an applicable Agreement, Dividend Equivalent Rights shall be granted in tandem with all Restricted Share Units.

7.2	Payment of Awards.

Each Restricted Share Unit shall represent the right of the Grantee to receive a payment, upon the vesting of the Restricted Share Unit or on any later date specified by the Committee (in an applicable Agreement or otherwise) equal to the VWAP of a Share as of the date the Restricted Share Unit was granted, the vesting date or such other date as determined by the Committee at the time the Restricted Share Unit was granted. The Committee may, at the time a Restricted Share Unit is granted, provide a limitation on the amount payable in respect of each Restricted Share Unit. The Committee may provide for the settlement of Restricted Share Units in cash or in Shares having an aggregate VWAP equal to the payment to which the Grantee has become entitled, or a combination thereof.

8.	Performance Awards.

8.1	Performance Share Units.

The Committee, from time to time, subject to the terms and provisions of the Plan, may grant an Award of Performance Share Units to an Eligible Individual, the terms and conditions of which shall be set forth in an Agreement. Any Award of Performance Share Units may be made contingent upon such conditions as may be established by the Committee in connection with such Award including, but not limited to, the attainment of Performance Objectives prior to the grant date of the Award. Performance Share Units shall be denominated in Shares and, contingent upon the attainment of specified Performance Objectives with respect to the Performance Cycle, each Performance Share Unit represents the right to receive payment of:

(a)	the VWAP of a Share on the date the Performance Share Unit was granted, the date the Performance Share Unit became vested, or any other date specified by the Committee; or

(b)	a percentage (which may be more than 100%, but which shall not exceed 200%) of the amount described in clause (a), depending on the level of Performance Objective attainment;

provided, however, that the Committee may, at the time a Performance Share Unit is granted, specify a maximum amount payable in respect of a vested Performance Share Unit, not exceeding 200% of the amount described in clause (a). Each Agreement shall specify the number of Performance Share Units to which it relates, the Performance Objectives which must be satisfied in order for the Performance Share Units to vest and the Performance Cycle with respect to which such Performance Objectives must be satisfied. Unless otherwise provided in an applicable Agreement, Dividend Equivalent Rights shall be granted in tandem with all Performance Share Units.

(c)

Vesting and Forfeiture. Subject to Sections 8.3(c) and 9, Performance Share Units shall become vested to the extent that the Performance Objectives set forth in the Agreement are satisfied for the Performance Cycle.

(d)

Payment of Awards. Subject to Sections 8.3(c) and 9, payment to Grantees in respect of vested Performance Share Units shall be made at such time as may be specified in the Agreement to which the Performance Share Unit relates, or, if not contained therein, as soon as practicable after the last day of the Performance Cycle to which such Award relates. Subject to Section 9, such payments may be made entirely in Shares valued at their VWAP, entirely in cash, or in such combination of Shares and cash as the Committee in its discretion shall determine at any time prior to such payment.

8.2	Non-Transferability of Performance Awards.

Until the vesting of Performance Share Units, such Performance Share Units shall not be sold, transferred or otherwise disposed of and shall not be pledged or otherwise hypothecated.

8.3	Performance Objectives

(a)

Establishment. Performance Objectives may be expressed in terms of earnings per share, earnings (which may be expressed as earnings before specified items), return on assets, return on invested capital, return on equity, revenue, operating income, net income, cash flow, total shareholder return, operational metrics such as voluntary staff turnover, health and safety, quality management, achievement of growth objectives, client satisfaction and employee satisfaction, or any combination thereof, or, other than with respect to 162(m) Awards, any other metric approved by the Committee. Performance Objectives may be in respect of the performance of the Company, any of its Subsidiaries, any of its Operating Units or any combination thereof. Performance Objectives may also include, if determined by the Committee, individual performance metrics applicable to, and established from time to time for, one or more Eligible Individuals. Performance Objectives may be absolute or relative (to prior performance of the Company or to the performance of one or more other entities or external indices) and may be expressed in terms of a progression within a specified range. With respect to 162(m) Awards, the Performance Objectives with respect to a Performance Cycle shall be established in writing by the Committee by the earlier of: (i) the date on which twenty-five percent (25%) of the Performance Cycle has elapsed, or (ii) the date which is ninety (90) days after the commencement of the Performance Cycle, and in any event while the performance relating to the Performance Objectives remains substantially uncertain.

(b)

Effect of Certain Events. At the time of the grant or at any time thereafter, the Committee may provide for the manner in which performance will be measured against the Performance Objectives (or may adjust the Performance Objectives) to reflect the impact of specified corporate transactions (such as a stock split or stock dividend), special charges, accounting or tax law changes, and/or other extraordinary, nonrecurring or special events or circumstances. Notwithstanding the foregoing, no adjustment shall be permitted under this Section 8.3(b) to the extent that such adjustment would cause a 162(m) Award to be non-deductible under Section 162(m) of the Code.

(c)

Determination of Performance for 162(m) Awards. Prior to the vesting, payment, settlement or lapsing of any restrictions with respect to any 162(m) Award other than an Option or Share Appreciation Right, the Committee shall certify in writing that the applicable Performance Objectives have been satisfied to the extent necessary for such Award to qualify as a 162(m) Award. The Committee shall not be entitled to exercise any discretion otherwise authorized hereunder with respect to such 162(m) Awards if the ability to exercise such discretion or the exercise of such discretion itself would cause the compensation attributable to such 162(m) Awards to fail to qualify as 162(m) Awards.

9.	Effect of a Termination of Employment on Awards.

9.1	Termination of Employment.

Except as: (i) set forth in this Section 9; (ii) set forth in an Agreement; or (iii) determined by the Committee at any time prior to or after the termination of a Grantee’s employment with the Company and its Subsidiaries, with the consent of such Grantee; upon such termination, for any reason whatsoever, Awards granted to such Grantee will be treated as follows:

(a)

Any Options and Share Appreciation Rights will: (i) to the extent not vested and exercisable as of the Termination Date, terminate on the Termination Date, and (ii) to the extent vested and exercisable as of the Termination Date, remain exercisable for a period of ninety (90) days following the Termination Date or, in the event of such Grantee’s death during such ninety (90) day period, remain exercisable by the estate of the deceased individual until the end of the period of one year following the Termination Date (but in no event beyond the maximum term of the Option or Share Appreciation Right).

(b)	Any unvested portion of any Restricted Share Units that are not intended to be Performance Awards will be immediately forfeited on the Termination Date.

(c)	Any Performance Awards will terminate on the Termination Date.

(d)	Any other Awards to the extent not vested will terminate on the Termination Date.

For purposes of further clarity, this Section 9.1 will apply regardless of whether a Grantee’s employment was terminated with or without Cause and regardless of whether the Grantee received compensation in respect of the dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Award to vest with the Grantee. Further, even if a Grantee’s employment is otherwise found by a court of competent jurisdiction to have been wrongfully terminated prior to the vesting of an Award, the Grantee: (i) will not receive a prorated amount for any Award that may vest during any period of notice, (ii) will forfeit any such Award, and (iii) will not be eligible for any Award vesting during such notice period, and the notice or pay in lieu of notice that the Grantee may receive will not have any component for damages representing any Award that may vest during any period of notice.

9.2	Upon Death.

Except as otherwise provided in an Agreement, in the event of a termination of a Grantee’s employment with the Company and its Subsidiaries as a result of such individual’s death, Awards granted to such individual will be treated as follows:

(a)

Any Options and Share Appreciation Rights shall become immediately exercisable as of the Termination Date, and the estate of the deceased individual shall have the right to exercise such Options and Share Appreciation Rights for a period of one (1) year after the Termination Date (but in no event beyond the maximum term of the Option or Share Appreciation Right). Notwithstanding the foregoing, in the event that a U.S. Grantee does not exercise the vested portion of an Incentive Stock Option within the period required under Section 422 of the Code, such Option shall be treated as a Nonqualified Stock Option under exercise.

(b)

Any unvested portion of Restricted Share Units that are not intended to be Performance Awards will become immediately vested on the Termination Date and be settled as described in the related Agreement.

(c)

Any Performance Awards will remain outstanding and the Grantee’s estate shall become immediately vested as if all Performance Objectives had been satisfied at the 100% target level of such Performance Objectives, which will be paid on the date the Award would have been paid if the Grantee had remained employed with the Company or a Subsidiary.

9.3	Upon Disability.

Except as otherwise provided in an Agreement, in the event of a termination of a Grantee’s employment with the Company and its Subsidiaries as a result of such individual becoming Disabled, Awards granted to such individual will be treated as follows:

(a)	Any Options and Share Appreciation Rights shall remain outstanding and:

i.	to the extent not then fully vested, shall continue to vest in accordance with its applicable vesting schedule, and

ii.

the Grantee, or in the event the Grantee is incapacitated and unable to exercise the rights granted hereunder, the individual’s legal guardian or legal representative, shall have the right to exercise any rights the Grantee would otherwise have had under the Plan prior to the expiration of the maximum term of the Option or Share Appreciation Right. Notwithstanding the foregoing, in the event that a U.S. Grantee does not exercise the vested portion of an Incentive Stock Option within the period required under Section 422 of the Code, such Option shall be treated as a Nonqualified Stock Option upon exercise.

(b)

Any unvested portion of Restricted Share Units that are not intended to be Performance Awards will become immediately vested on the Termination Date and be settled as described in the related Agreement.

(c)

Any Performance Awards will remain outstanding and the Grantee (or the legal guardian or legal representative referred to in Section 9.3(a) above) will be entitled to the payment otherwise payable in respect of the Award (based on the attainment of the applicable Performance Objectives), which will be paid on the date the Award would have been paid if the Grantee had remained employed with the Company or a Subsidiary.

9.4	Upon Retirement.

Except as otherwise provided in an Agreement, in the event of a termination of a Grantee’s employment with the Company and its Subsidiaries by reason of such individual’s Retirement, Awards granted to such individual will be treated as follows:

(a)	Any Options and Share Appreciation Rights shall remain outstanding and:

i.	to the extent not then fully vested, shall continue to vest in accordance with its applicable vesting schedule, and

ii.

the Grantee shall have the right to exercise any rights the Grantee would otherwise have had under the Plan prior to the expiration of the maximum term of the Option or Share Appreciation Right. Notwithstanding the foregoing, in the event that a U.S. Grantee does not exercise the vested portion of an Incentive Stock Option prior to the expiration of the three-month period after the date of the Grantee’s Retirement, such Option shall be treated as a Nonqualified Stock Option upon exercise.

(b)

Any unvested Restricted Share Units that are not intended to be Performance Awards will remain outstanding and will continue to vest in accordance with their applicable vesting schedules and be settled as described in the related Agreement.

(c)

Any Performance Awards will remain outstanding and the Grantee will be entitled to the payment otherwise payable in respect of the Award (based on the attainment of the applicable Performance Objectives), which will be paid on the date the Award would have been paid if the Grantee had remained employed with the Company or a Subsidiary.

9.5	Termination Following a Change in Control.

Except as otherwise provided in: (i) an Agreement, or (ii) any other agreement between the Grantee and the Company or a Subsidiary that addresses the treatment of Awards in the event of a Change in Control, in the event that, within twelve (12) months following the occurrence of a Change in Control: (a) a Grantee’s employment with the Company or its Subsidiaries is terminated without Cause; or (b) a Grantee terminates the Grantee’s employment with the Company or its Subsidiaries for Good Reason:

(a)	Any Options and Share Appreciation Rights outstanding on the Termination Date, whether or not exercisable, shall become immediately and fully exercisable as of the Termination Date.

(b)	All Restricted Share Units shall become fully vested as of the Termination Date and settled as described in the related Agreement.

(c)

With respect to any Performance Awards, the Grantee shall: (i) become vested in all outstanding Performance Awards as if all Performance Objectives had been satisfied based on the Performance Objectives achieved as at the Termination Date, and (ii) be entitled to receive in respect of all Performance Awards which become vested pursuant to this Section 9.5, a cash payment within sixty (60) days after the Termination Date.

10.	Effect of Change in Shares Subject to the Plan.

10.1	Change in Capitalization.

In the event of a Change in Capitalization, the Committee shall conclusively determine the appropriate adjustments, if any, to: (i) the maximum number and class of Shares or other securities with respect to which Awards may be granted under the Plan, (ii) the maximum number and class of Shares or other securities with respect to which Awards may be granted to an Eligible Individual in any calendar year, (iii) the number and class of Shares or other securities which are subject to outstanding Awards granted under the Plan and the exercise price therefor, if applicable, and (iv) the Performance Objectives.

10.2	Constraints on Adjustments.

Any such adjustment in the Shares or other securities: (i) subject to outstanding Incentive Stock Options (including any adjustments in the exercise price) shall be made in such manner as not to constitute a modification as defined by Section 424(h)(3) of the Code and only to the extent otherwise permitted by Sections 422 and 424 of the Code; (ii) for 162(m) Awards only, shall be made in such a manner as not to adversely affect the treatment of the Awards as 162(m) Awards; or (iii) subject to outstanding Nonqualified Stock Options or Share Appreciation Rights, shall be made consistent with the requirements of Treasury Regulation Section 1.409A-1(b)(5)(v) so as not to constitute a modification.

10.3	New, Additional or Different Securities.

If, by reason of a Change in Capitalization, a Grantee of an Award shall be entitled to new, additional or different securities of the Company or any other corporation, such new, additional or different securities shall thereupon be subject to all of the conditions, restrictions and performance criteria which were applicable to the Shares subject to the Award, as the case may be, prior to such Change in Capitalization, subject to adjustment to the Performance Objectives set forth in Section 10.1.

11.	Effect of Certain Transactions.

(a)

Subject to Section 9.5, or as otherwise provided in an Agreement, following: (i) the liquidation or dissolution of the Company, (ii) a merger or consolidation of the Company, or (iii) an acquisition of all of the issued and outstanding Shares by any person, unless such acquisition is a “Non-Control Transaction” as defined in Section 28(g)iii.A (a “Transaction”), either: (a) each outstanding Award shall be treated as provided for in the agreement entered into in connection with the Transaction, or (b) if not so provided in such agreement, each Grantee shall be entitled to receive in respect of each Share subject to any outstanding Awards, as the case may be, upon exercise of any Option or payment or transfer in respect of any Award, the same number and kind of shares, stock, securities, cash, property or other consideration that each holder of a Share was entitled to receive in the Transaction in respect of a Share; provided, however, that such shares, stock, securities, cash, property, or other consideration shall remain subject to all of the conditions, restrictions and performance criteria, including but not limited to Performance Objectives, which were applicable to the Awards prior to such Transaction.

(b)

Unless otherwise provided in an Agreement, in the event of a Change of Control, each outstanding Award that is not assumed or substituted in accordance with a Change of Control that is a Transaction as described in Section 11(a), will be treated as follows immediately upon the occurrence of the Change in Control:

i.	Any Options and Share Appreciation Rights outstanding, whether or not exercisable, shall become immediately and fully exercisable.

ii.	All Restricted Share Units shall become fully vested and settled as described in the related Agreement.

iii.

With respect to any Performance Awards, the Grantee shall: (i) become vested in all outstanding Performance Share Units as if all Performance Objectives had been satisfied based on the Performance Objectives achieved as at the Termination Date, and (ii) be entitled to receive in respect of all Performance Share Units which become vested pursuant to this Section 11(b)iii, a cash payment within sixty (60) days after the Change of Control.

(c)

The treatment of any Award as provided in this Section 11 shall be conclusively presumed to be appropriate for purposes of Section 10. Notwithstanding anything to the contrary in this Section 11, an adjustment to an Award as provided in this Section 11 shall be made only to the extent such adjustment complies with the requirements of Section 409A of the Code for U.S. Grantees.

12.	Listing and Registration of Common Shares.

If, at any time, the Board shall determine that listing, registration or qualification of the Shares covered by an Award upon any securities exchange or under any state, provincial or federal law or the consent or the approval of any governmental regulatory body is necessary or desirable as a condition of or in connection with the purchase of Shares under an Option, the Option may not be exercised in whole or in part, and Shares shall not be delivered in connection with any other Award similarly affected, unless and until such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Board. Any person exercising an Option or receiving Shares in connection with any other Award shall make such representations and agreements and furnish such information as the Board or the Committee may request to assure compliance with the foregoing or any other applicable legal requirements.

13.	Misconduct.

In the event that a Grantee has: (i) used for profit or disclosed to unauthorized persons, confidential information or trade secrets of the Company or its Subsidiaries, or (ii) engaged in unlawful trading in the securities of the Company or its Subsidiaries or of another company based on information gained as a result of that Grantee’s employment with the Company or its Subsidiaries, then that Grantee shall forfeit all rights under any outstanding Award granted under the Plan and all of that Grantee’s outstanding Awards shall automatically terminate, unless the Committee shall determine otherwise.

14.	Payment Following Death or Incapacity.

In the event any amounts or Shares become payable or issuable pursuant to an Award after the Grantee dies or becomes incapacitated, such amounts or Shares shall be paid or issued, in the case of death, to the deceased’s estate or, in the case of incapacity, to the Grantee’s legal guardian or legal representative.

15.	Employees in Multiple Jurisdictions.

Eligible Individuals are or may be subject to taxation under the Code, the laws of Canada and/or the laws of other jurisdictions. Without amending the Plan, the Committee may grant, settle or administer Awards on terms and conditions different from those specified in the Plan as may in the judgment of the Committee be necessary or desirable to foster and promote achievement of the purposes of the Plan given the limitations of applicable law, and the Committee may, subject to Section 20, make such modifications, amendments, procedures, and the like as may be necessary or advisable to comply with provisions of laws of the various countries in which the Company or its Subsidiaries operate or have employees.

16.	Deferral of Payments or Vesting.

Notwithstanding anything to the contrary contained herein, and except with respect to an Option or a Share Appreciation Right, the Committee may provide for the deferral of the issuance or vesting of Shares or the payment of cash in respect of an Award granted under the Plan; provided that such deferral shall be provided at the time of grant of the Award. The terms and conditions of any such deferral shall be set forth in the Agreement evidencing such Award. Notwithstanding anything to the contrary in this Section 16, a deferral as provided for in this Section 16 shall be made only to the extent that such deferral complies with the requirements of Section 409A of the Code for U.S. Grantees.

17.	No Rights to Awards or Employment.

No individual shall have any claim or right to be granted an Award under the Plan. Having received an Award under the Plan shall not give an individual any right to receive any other grant under the Plan. No Grantee shall have any rights to or interest in any Award except as set forth herein. Neither the Plan nor any action taken herein shall be construed as giving any individual any right to be retained in the employ of the Company or its Subsidiaries, or as a member of the Board.

18.	Multiple Agreements.

The terms of each Award may differ from other Awards granted under the Plan at the same time, or at some other time. The Committee may also grant more than one Award to a given Eligible Individual during the term of the Plan, either in addition to, or in substitution for, one or more Awards previously granted to that Eligible Individual.

19.	Withholding of Taxes.

The Company, a Subsidiary, or a trust established by the Company or a Subsidiary to deliver Shares under an Award, as applicable, shall require payment of or other provision for, as determined by the Company, an amount equal to the federal, state, provincial and local income taxes and other amounts required by law to be withheld or determined to be necessary or appropriate to be withheld by the Company, Subsidiary or trust, as applicable, in connection with the grant, vesting, exercise or settlement of an Award or at such times as a Grantee recognizes taxable income in connection with the receipt of Shares or cash in connection with an Award hereunder (the “Withholding Taxes”). In its sole discretion, the Company, Subsidiary or trust, as applicable, may require or permit payment of or provision for the Withholding Taxes through one or more of the following methods, subject to the terms of the Agreements: (a) in cash, bank draft, certified cheque, personal cheque or other manner acceptable to the Committee and/or set forth in the relevant exercise procedures; (b) by withholding such amount from other amounts due to the Grantee; (c) by withholding a portion of the Shares then issuable or deliverable to the Grantee having an aggregate fair market value equal to the Withholding Taxes and selling such Shares on the Grantee’s behalf; or (d) by withholding such amount from the cash then issuable in connection with the Award.

20.	Amendment or Termination; Duration.

20.1	Shareholder Approval Not Required.

The Board may amend, suspend, discontinue or terminate the Plan and any outstanding Awards granted hereunder, in whole or in part, at any time without notice to or approval by the shareholders of the Company, for any purpose whatsoever, provided that all material amendments to the Plan shall require the prior approval of the shareholders of the Company. Examples of the types of amendments that are not material that the Board is entitled to make without shareholder approval include, without limitation, the following:

(a)	ensuring continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or any stock exchange;

(b)	amendments of a “housekeeping” nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained herein;

(c)	changing the vesting provision of the Plan or any Award (subject to the limitations described in Section 8.3(c) applicable to U.S. Grantees);

(d)	changing the termination provisions of any Award that does not entail an extension beyond the original expiration date thereof;

(e)

adding a cashless exercise feature payable in securities, if such feature provides for a full deduction of the number of underlying securities from the Plan reserve, and any amendment to a cashless exercise provision;

(f)	adding a form of financial assistance and any amendment to a financial assistance provision which is adopted;

(g)

changing the process by which a Grantee who wishes to exercise his or her Award can do so, including the required form of payment for the Shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered; and

(h)	delegating any or all of the powers of the Committee to administer the Plan to officers of the Company.

20.2	Shareholder Approval Required.

Notwithstanding anything contained herein to the contrary, no amendment to the Plan requiring the approval of the shareholders of the Company under any applicable securities laws or requirements shall become effective until such approval is obtained. In addition to the foregoing, the approval of the holders of a majority of the Shares present and voting in person or by proxy at a meeting of shareholders shall be required for:

(a)	an increase in the maximum number of Shares that may be made the subject of Awards under the Plan;

(b)

any adjustment (other than in connection with a stock dividend, recapitalization or other transaction where an adjustment is permitted or required under the terms of the Plan) or amendment that reduces or would have the effect of reducing the exercise price of an Option or Share Appreciation Right previously granted under the Plan, whether through amendment, cancellation or replacement grants, or other means (provided that, in such a case, insiders of the Company who benefit from such amendment are not eligible to vote their Shares in respect of the approval);

(c)	an increase in the limits on Awards that may be granted to any Eligible Individual under Section 3.1 of the Plan;

(d)

an extension of the term of an outstanding Option or Share Appreciation Right beyond the expiry date thereof, except as set forth in Section 4.2(d) and as they relate to Options or Share Appreciation Rights that expire outside of a Trading Window;

(e)	adding a cashless exercise feature payable in securities, if such feature does not provide for a full deduction of the number of underlying securities from the Plan reserve;

(f)	permitting Options granted under the Plan to be transferable or assignable other than for normal estate settlement purposes; and

(g)	any amendment to the plan amendment provisions set forth in this Section 20 which is not an amendment within the nature of Section 20.1(a) or 20.1(b),

unless the change results from application of the adjustment provisions of the Plan.

Furthermore, except as otherwise permitted under the Plan, no change to an outstanding Award that will adversely impair the rights of the Grantee may be made without the consent of the Grantee. This Plan shall terminate and no Award may be granted or made after the tenth (10th) anniversary of the Effective Date (i.e. January 1, 2024); provided, however, that Incentive Stock Options may not be granted after the tenth (10th) anniversary of the earlier of the date on which the Plan is adopted by the Board or the date on which the Plan is approved by the shareholders of the Company.

21.	Other Actions.

The Plan shall not restrict the authority of the Committee, the Board or the Company or its Subsidiaries for proper corporate purposes to grant or assume stock options, other than under the Plan, to or with respect to any employee, director or other person. The adoption of the Plan by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangement or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options other than under the Plan and such arrangements may be either applicable generally or only in specific cases.

22.	Costs and Expenses.

Except as provided in Section 19 hereof with respect to taxes, the costs and expenses of administering the Plan, including costs associated with exercise, vesting and/or settlement of Awards, may be borne by the Company, one or more of its Subsidiaries, or Eligible Individuals receiving a grant under the Plan, as determined by the Committee in its sole discretion.

23.	Plan Unfunded.

Except with respect to Shares which have been acquired by or on behalf of a trust established by either of the Company or a Subsidiary and held for future delivery as described in Section 3.1, the Plan shall be unfunded. Except for reserving a sufficient number of authorized Shares to the extent required by law to meet the requirements of the Plan, the Company shall not be required to establish any special or separate fund or to make any other segregation of assets to assure payment of any grant under the Plan.

24.	Laws Governing Plan.

The Plan and all Agreements between the Company and any Grantees shall be construed under and governed by the laws of the Province of Alberta and the federal laws of Canada applicable therein.

25.	Captions.

The captions to the several sections hereof are not a part of the Plan, but are merely guides or labels to assist in locating and reading the several sections hereof.

26.	Effective Date.

The effective date of the Plan, as determined by the Board, shall be January 1, 2014.

27.	Recoupment Policy Relating to Performance-Based Compensation; Other Agreements.

Notwithstanding anything to the contrary contained herein, all Awards or any proceeds therefrom, are subject to the Company’s (or an affiliate of the Company’s) right to reclaim, or require forfeiture of, such payments or other amounts:

(a)	in the event of a financial restatement in accordance with the Company’s Executive Compensation Clawback Policy relating to compensation adopted by the Board, as amended from time to time; or

(b)

in accordance with the terms of any separate agreement, understanding, or arrangement between a Grantee and the Company or any affiliate of the Company, including but not limited to any Agreement, employment agreement, offer letter for initial employment, promotional letter setting forth the terms of a Grantee’s promotion, non-solicitation and/or non-competition agreement, change in control agreement, severance agreement or arrangement, and/or post-employment covenant agreement.

28.	Definitions.

Unless the context clearly indicates otherwise, the following terms (or forms thereof), when used in the Plan, shall have the respective meanings set forth below:

(a)

“162(m) Award” means an Option, Share Appreciation Right or Performance Award that is intended to constitute “performance-based compensation” within the meaning of Section 162(m)(4)(C) of the Code and the regulations promulgated thereunder.

(b)	“Agreement” means the written agreement between the Company and a Grantee evidencing the grant of an Award and setting forth the terms and conditions thereof.

(c)	“Award” means a grant of an Option, a Share Appreciation Right, a Restricted Share Unit, a Performance Share Unit, a Dividend Equivalent Right, or any or all of them.

(d)	“Board” means the Board of Directors of the Company.

(e)	“Cause” means:

i.

in the case of a Grantee whose employment with the Company or a Subsidiary is subject to the terms of an employment agreement or change in control agreement between such Grantee and the Company or Subsidiary, which employment agreement or change in control agreement includes a definition of “Cause” (or any similar concept whether or not expressly called “Cause”), for purposes of termination, the term “Cause” as used in this Plan or any Agreement shall have the meaning set forth in such employment agreement or change in control agreement during, respectively, the period that such employment agreement remains in effect or such change in control agreement remains in effect following a Change in Control; and

ii.

unless otherwise specified in the Agreement: (A) conviction of any felony or indictable offense (other than one related to a vehicular offense) or other criminal act involving fraud; (B) willful misconduct that results in a material economic detriment to the Company; (C) material violation of Company policies and directives, which is not cured after written notice and an opportunity for cure; (D) continued refusal by the Grantee to perform the Grantee’s duties after written notice identifying the deficiencies and an opportunity for cure; (E) a material violation by the Grantee of any material covenants to the Company and (F) such other actions constituting cause under applicable common law. No action or inaction shall be deemed willful if not demonstrably willful and if taken or not taken by the Grantee in good faith and with the understanding that such action or inaction was not adverse to the best interests of the Company. Reference in this definition to the Company shall also include Subsidiaries of the Company, and materiality shall be measured based on the action or inaction and the impact upon the Company taken as a whole.

(f)

“Change in Capitalization” means any increase or reduction in the number of Shares, or any change (including, but not limited to, in the case of a spin-off, dividend or other distribution in respect of Shares, a change in value) in the Shares or exchange of Shares for a different number or kind of shares or other securities of the Company or another corporation, by reason of a reclassification, recapitalization, merger, consolidation, reorganization, spin-off, split-up, issuance of warrants or rights or debentures, stock dividend, stock split or reverse stock split, cash dividend, property dividend, combination or exchange of shares, repurchase of shares, change in corporate structure or otherwise.

(g)	Except as otherwise provided in an Agreement to comply with Section 409A of the Code, “Change in Control” shall mean the occurrence of:

i.

an acquisition (other than directly from the Company) of any common shares or other voting securities of the Company entitled to vote generally for the election of directors (the “Voting Securities”) by any Person (as the term “person” is used for purposes of Sections 13(d) or 14(d) of the Exchange Act) immediately after which such Person has “Beneficial Ownership” (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of thirty percent (30%) or more of the Company’s then outstanding common shares or the combined voting power of the Company’s then outstanding Voting Securities; provided, however, in determining whether a Change in Control has occurred, common shares or Voting Securities which are acquired in a “Non-Control Acquisition” (as hereinafter defined) shall not constitute an acquisition which would cause a Change in Control. A “Non-Control Acquisition” shall mean an acquisition by: (a) an employee benefit plan (or a trust forming a part thereof) maintained by (A) the Company, or (B) any corporation or other Person of which a majority of its voting power or its voting equity securities or equity interest is owned, directly or indirectly, by the Company (for purposes of this definition, a “Subsidiary”), (b) the Company or its Subsidiaries, or (c) any Person in connection with a “Non-Control Transaction” (as hereinafter defined);

ii.

the individuals who, as of January 1, 2014, are members of the Board (the “Incumbent Board”), cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the election, or nomination for election by the Company’s common shareholders, of any new director was approved by a vote of at least two-thirds of the Incumbent Board, such new director shall, for purposes of this Plan, be considered as a member of the Incumbent Board; provided further, however, that no individual shall be considered a member of the Incumbent Board if such individual initially assumed office as a result of an actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board (a “Proxy Contest”) including by reason of any agreement intended to avoid or settle any Proxy Contest; or

iii.	the consummation of:

A.

a merger, consolidation, amalgamation or reorganization with or into the Company or in which securities of the Company are issued (a “Merger”), unless such Merger is a “Non-Control Transaction.” A “Non-Control Transaction” shall mean a Merger where:

(I)

the shareholders of the Company immediately before such Merger own directly or indirectly immediately following such Merger at least seventy percent (70%) of the combined voting power of the outstanding voting securities of the corporation resulting from such Merger (the “Surviving Corporation”) in substantially the same proportion as their ownership of the Voting Securities immediately before such Merger;

(II)

the individuals who were members of the Incumbent Board immediately prior to the execution of the agreement providing for such Merger constitute at least two-thirds of the members of the board of directors of the Surviving Corporation, or a corporation beneficially directly or indirectly owning a majority of the voting securities of the Surviving Corporation; and

(III)	no Person other than (i) the Company, (ii) any Subsidiary,

(iii)

any employee benefit plan (or any trust forming a part thereof) that immediately prior to such Merger was maintained by the Company or any Subsidiary, or (iv) any Person who, immediately prior to such Merger had Beneficial Ownership of thirty percent (30%) or more of the Company’s then outstanding common shares or the combined voting power of the Company’s then outstanding Voting Securities, has Beneficial Ownership of thirty percent (30%) or more of the then outstanding common shares of the Surviving Corporation or the combined voting power of the Surviving Corporation’s then outstanding voting securities;

B.	a complete liquidation or dissolution of the Company; or

C.	the sale or other disposition of all or substantially all of the assets of the Company to any Person (other than a transfer to a Subsidiary).

Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any Person (the “Subject Person”) acquired Beneficial Ownership of more than the permitted amount of the then outstanding common shares or Voting Securities as a result of the acquisition of common shares or Voting Securities by the Company which, by reducing the number of common shares or Voting Securities then outstanding, increases the proportional number of shares Beneficially Owned by the Subject Person, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of common shares or Voting Securities by the Company, and after such acquisition by the Company, the Subject Person becomes the Beneficial Owner of any additional common shares or Voting Securities which increases the percentage of the then outstanding Voting Securities Beneficially Owned by the Subject Person, then a Change in Control shall occur.

Subject to Section 409A of the Code, if an Eligible Individual’s employment is terminated by the Company without Cause prior to the date of a Change in Control but the Eligible Individual reasonably demonstrates that the termination: (A) was at the request of a third party who has indicated an intention or taken steps reasonably calculated to effect a Change in Control, or (B) otherwise arose in connection with, or in anticipation of, a Change in Control which has been threatened or proposed, such termination shall be deemed to have occurred after a Change in Control for purposes of the Plan, provided a Change in Control shall actually have occurred.

(h)	“Code” means the U.S. Internal Revenue Code of 1986, as amended.

(i)

Except as otherwise provided in an Agreement intended to comply with Section 409A of the Code, “Disabled,” with regard to any particular Grantee, shall have the meaning (i) set forth in Section 22(e)(3) of the Code, in the context of determining the period during which Incentive Stock Options granted to a U.S. Grantee remain exercisable following a Grantee’s termination, and (ii) set forth in the Company’s long term disability program applicable to such Grantee in all other contexts or, if no long term disability program is applicable to such Grantee, as set forth in the Company’s long term disability program generally applicable to officers of the Company, further provided that if a Grantee is receiving long term disability benefits under a program applicable to such Grantee as an employee of the Company or a Subsidiary, such Grantee will be deemed to be Disabled.

(j)	“Dividend Equivalent Right” means a right to receive all or some portion of the cash dividends that are or would be payable with respect to Shares.

(k)	“Effective Date” means January 1, 2014.

(l)

“Eligible Individual” means any of the following individuals who is designated by the Committee as eligible to receive Awards subject to the conditions set forth herein: (a) any employee of the Company or a Subsidiary, or (b) any individual to whom the Company or a Subsidiary has extended a formal, written offer of employment. No change to this definition may be made without obtaining shareholder approval.

(m)	“Exchange Act” means the Securities Exchange Act of 1934.

(n)

“Executive Officer” shall mean an employee of the Company or a Subsidiary designated as an “executive officer” by the Board from time to time or any employee that reports directly to the Chief Executive Officer of the Company.

(o)	“Fair Market Value” of a Share on any relevant date shall mean the closing price for Shares traded on the Toronto Stock Exchange on the Trading Day immediately preceding such date.

(p)

“Good Reason” shall have the meaning given to it in any employment or similar agreement, including but not limited to a change in control agreement between the Grantee and the Company to the extent such an agreement exists, for all purposes under this Plan. If no such agreement exists, or if such agreement does not contain a definition of Good Reason (or any similar concept whether or not expressly called “good reason”), a Grantee shall have Good Reason to terminate the Grantee’s employment with the Company if any of the following occur, without the Grantee’s consent (provided that the Company does not fully cure the effect of such event within thirty (30) days following its receipt of written notice of such event from the Grantee):

i.	a material diminution in the Grantee’s base compensation;

ii.	a material diminution in the Grantee’s authority, duties or responsibilities;

iii.	a material change in the geographic location in which the Grantee must perform services; or

iv.	any other action or inaction that constitutes a material breach by the Company of the agreement under which the Grantee provides services.

Notwithstanding the foregoing, Good Reason shall cease to exist for an event on the ninetieth (90th) day following the later of its occurrence or the Grantee’s knowledge thereof, unless the Grantee has given the Company written notice of such event prior to such date.

(q)	“Grantee” means a person to whom an Award has been granted under the Plan.

(r)	“Incentive Stock Option” means an Option satisfying the requirements of Section 422 of the Code and designated by the Committee as an Incentive Stock Option.

(s)	“Insider” means an insider who is considered a “reporting insider” under National Instrument 55-104—Insider Reporting Requirements and Exemptions.

(t)	“Nonemployee Director” means a director of the Company who is a “nonemployee director” within the meaning of Rule 16b-3 promulgated under the Exchange Act.

(u)	“Nonqualified Stock Option” means an Option which is not an Incentive Stock Option.

(v)	“Operating Unit” means any operating unit or division of the Company designated as an Operating Unit by the Committee.

(w)	“Option” means an option to purchase Shares granted in accordance with the Plan, and which may be a Nonqualified Stock Option or an Incentive Stock Option or either of them.

(x)	“Option Price” means the price at which a Share covered by an Option granted hereunder may be purchased.

(y)	“Performance Awards” means Performance Share Units and any other Awards that are, as may be determined by the Committee from time to time, subject to Performance Objectives, or any or all of them.

(z)

“Performance Cycle” means the time period specified by the Committee at the time Performance Awards are granted during which the performance of the Company, a Subsidiary, an Operating Unit and/or an Eligible Individual will be measured.

(aa)	“Performance Objectives” has the meaning set forth in Section 8.3.

(bb)	“Performance Share Units” means rights granted to an Eligible Individual under Section 8.1, representing a number of hypothetical Shares.

(cc)	“Plan” means this Stantec Inc. Long Term Incentive Plan, as amended and restated from time to time.

(dd)	“Prior Stock Option Plan” means the Stantec Inc. 1994 Employee Share Option Plan, as amended prior to the Effective Date.

(ee)

“Prior Stock Option Plan Agreement” means a written agreement between the Company and a grantee under the Prior Stock Option Plan evidencing the grant of a Prior Plan Option and setting forth the terms and conditions thereof.

(ff)	“Prior Plan Option” means an option granted under the Prior Stock Option Plan.

(gg)	“Restricted Share Unit” means a right granted to an Eligible Individual under Section 7, representing a number of hypothetical Shares.

(hh)

“Retirement” means in the case of an Eligible Individual, a termination of employment after attaining age 60 with at least ten (10) years of service and other than by (A) death; (B) Disability; (C) for Cause; or (D) a voluntary termination by the Grantee or without Cause termination by the Company, unless the Company and Grantee mutually agree that such termination shall be considered a “Retirement;” provided that if an Award is subject to Section 409A of the Code, a termination of employment must constitute a “separation from service” within the meaning of Section 409A of the Code.

(ii)	“Security Based Compensation Arrangement” has the meaning ascribed to such term in the TSX Company Manual.

(jj)	“Share Appreciation Right” means a right to receive all or some portion of the increase in the value of Shares as provided in Section 5 hereof.

(kk)	“Shares” means common shares in the capital of the Company and any other securities into which such shares are changed or for which such shares are exchanged.

(ll)	“Subsidiary” means any company that is a subsidiary of the Company as defined under the Securities Act (Alberta).

(mm)

“Termination Date” means, in the case of a Grantee whose employment or term of office with the Company or any of its Subsidiaries terminates in the circumstances set out in Sections 9.1, 9.2, 9.3, 9.4, or 9.5, the date on which the Grantee ceases to perform services for the Company or such Subsidiary, as the case may be, without regard to: (i) whether such Grantee continues thereafter to receive any payment from the Company or such Subsidiary, as the case may be, in respect of the termination of such Grantee’s employment, including, without limitation, any continuation of salary or other compensation in lieu of notice of such termination, or (ii) whether or not the Grantee is entitled or claims to be entitled at law to greater notice of such termination or greater compensation in lieu thereof than has been received by such Grantee. To the extent an Award is subject to Section 409A of the Code, “termination” means “separation from service” as defined under Section 409A of the Code.

(nn)	“Trading Day” means any date on which the Toronto Stock Exchange or the New York Stock Exchange, as applicable, is open for the trading of the Shares.

(oo)

“Trading Window” means the period of time within which, if opened, directors, officers and certain employees of the Company and its Subsidiaries are permitted to trade in the Company’s securities, as set out in the Company’s Insider Trading Policies.

(pp)	“U.S. Grantee” means a Grantee who is subject to tax under the Code.

(qq)

“VWAP” of a Share on any relevant date shall mean the volume weighted average trading price of the Shares on the Toronto Stock Exchange for the five (5) trading days on which the Shares traded on the Toronto Stock Exchange immediately preceding such date. For greater certainty, the VWAP shall be obtained by dividing the total value of the Shares by the total volume of the Shares traded for the relevant period.

29.	Compliance with Section 409A of the Code.

Notwithstanding anything to the contrary, to the extent that any Award is subject to Section 409A of the Code, the Agreement evidencing such Award shall incorporate the terms and conditions for such Award to avoid the consequences described in Section 409A(a)(1) of the Code, and to the maximum extent permitted under applicable law, the Plan and the Agreement shall be interpreted in a manner that results in their conforming to the requirements of Section 409A of the Code and any Treasury Regulations

thereunder. Notwithstanding anything in the Plan or an Agreement to the contrary, an Award that is subject to Section 409A of the Code shall not be settled and distributed to a Grantee on the Termination Date unless the Grantee has incurred a “separation from service” within the meaning of Section 409A of the Code, and such Awards shall be settled and distributed in accordance with Section 409A of the Code.

Notwithstanding anything to the contrary in this Plan, to the extent a Grantee has been granted an Award that constitutes “deferred compensation” under Section 409A of the Code and such Grantee is a “specified employee” as defined under Section 409A of the Code, no distribution, settlement or payment of any amount shall be made before a date that is six months following the date of such Grantee’s “separation from service” as defined under Section 409A of the Code or, if earlier, the date of the Grantee’s death.

30.	Successors and Assigns.

This Plan shall be binding on all successors and assigns of the Company, and, except to the extent limited by the terms of this Plan or any Agreement, to the successors of each Eligible Individual, including, without limitation, the estate of such Eligible Individual, the executor, administrator or trustee of such estate, and the legal guardian or legal representative of such Eligible Individual.

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